

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2014

Via E-mail
Lisa A. Conte
Chief Executive Officer and President
Jaguar Animal Health, Inc.
185 Berry Street, Suite 1300
San Francisco, California 94107

> **Re: Jaguar Animal Health, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 10, 2014**
> **File No. 333-198383**

Dear Ms. Conte:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors
If we fail to retain current members, page 20

1. We note that Mr. Thompson is no longer your Chief Financial Officer. We also note on page 20 of your amended registration statement filed on September 9, 2014 that you are dependent on Mr. Thompson. Please expand your disclosure to discuss his departure and its expected impact on your company.

We do not believe that our non-prescription products . . ., page 36

2. We note your response to comment 13 in the comment letter dated July 14, 2014 that Neonorm is not intended to diagnose, cure, mitigate, treat or prevent disease. However, we also note on page 73 that Neonorm is intended to address scours in dairy calves. Please expand your disclosure to clarify why you do not believe that Neonorm meets the definition of a drug under 21 U.S.C. § 321(g)(1)(B).

3. We note that the FDA may choose in the future to exercise jurisdiction over animal supplement products. Please expand your disclosure to specifically address whether you have previously discussed with the FDA your belief that the FDA has no regulatory authority over your Neonorm product.

Business, page 62

4. Please amend your disclosure to identify your distributor for the Upper Midwest region and your national master distributor. Additionally, please expand your disclosure to explain services that your national master distributor will provide in contrast to your regional distributors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Donald C. Reinke, Esq.
        Marianne C. Sarrazin, Esq.
        Reed Smith LLP
        101 Second Street, Suite 1800
        San Francisco, California 94105